77 King St. W., Suite 4010
P.O. Box 159
Toronto, Ontario
Canada M5K 1H1

GRANITE REIT ANNOUNCES FOURTH QUARTER AND YEAR END RESULTS FOR 2024

February 26, 2025, Toronto, Ontario, Canada — Granite Real Estate Investment Trust (TSX: GRT.UN; NYSE: GRP.U) ("Granite" or the "Trust") announced today its consolidated combined results for the three month period and year ended December 31, 2024.

FOURTH QUARTER 2024 HIGHLIGHTS

Highlights for the three month period and year ended December 31, 2024 are set out below:

Financial:
•Granite's net operating income ("NOI") was $121.2 million in the fourth quarter of 2024 compared to $110.0 million in the prior year period, an increase of $11.2 million primarily as a result of the lease commencement of two expansion projects in Canada and Netherlands completed in the third quarter of 2024 as well as two development projects in Canada and the United States completed in the first half of 2024, contractual rent adjustments and consumer index based increases, renewal and re-leasing activity;
•Same property NOI - cash basis(4) increased by 6.3% for the fourth quarter of 2024, excluding the impact of foreign exchange. The four quarter average constant currency same property NOI - cash basis achieved in 2024 was an increase of 5.9%;
•Funds from operations ("FFO")(1) was $92.7 million ($1.47 per unit) in the fourth quarter of 2024 compared to $81.2 million ($1.27 per unit) in the fourth quarter of 2023;
•FFO was $343.9 million ($5.44 per unit) for the year ended December 31, 2024 as compared to $317.6 million ($4.97 per unit) for the year ended December 31, 2023;
•Adjusted funds from operations ("AFFO")(2) was $78.8 million ($1.25 per unit) in the fourth quarter of 2024 compared to $73.2 million ($1.15 per unit) in the fourth quarter of 2023;
•AFFO was $307.1 million ($4.86 per unit) for the year ended December 31, 2024 as compared to $287.4 million ($4.50 per unit) for the year ended December 31, 2023;
•During the three month period and year ended December 31, 2024, the Canadian dollar weakened against the Euro and the US dollar, respectively, relative to the prior year periods. The impact of foreign exchange on FFO for the three month period and year ended December 31, 2024, relative to the same periods in 2023, was $0.03 per unit and $0.07 per unit, respectively, and for AFFO, the impact of foreign exchange relative to the same period in 2023 was $0.03 per unit and $0.07 per unit, respectively;
•AFFO payout ratio(3) was 66% for the fourth quarter of 2024 compared to 70% in the fourth quarter of 2023;

•Occupancy as at December 31, 2024 and committed occupancy as at February 26, 2025 are 94.9% and 95.0%, respectively;
•Granite recognized $1.5 million in net fair value losses on investment properties in the fourth quarter of 2024. Granite recognized $53.0 million in net fair value gains on investment properties in the year ended December 31, 2024. The value of investment properties was further increased by unrealized foreign exchange gains of $287.5 million in the fourth quarter of 2024 ($464.6 million for the year ended December 31, 2024) primarily resulting from the relative weakening of the Canadian dollar against the Euro and US dollar, respectively, as at December 31, 2024; and
•Granite's net income attributable to unitholders in the fourth quarter of 2024 was $83.7 million in comparison to $31.4 million in the prior year period primarily due to a positive change in the fair value losses on investment properties of $31.5 million, a $28.0 million increase in fair value gains on financial instruments, and an $11.2 million increase in net operating income as noted above, partially offset by a $13.6 million increase in foreign exchange losses and $3.6 million increase in income tax expense.

Developments:
•Subsequent to the fourth quarter of 2024, Granite signed a 12-year lease agreement with a leading global consumer food product company for approximately 391,000 square feet to be constructed as the third phase of the development site in Houston, Texas for approximately US$50.0 million. The lease will commence upon completion of the property, which is expected to occur in the fourth quarter of 2026 and is expected to generate a stabilized development yield of approximately 7.5%.

Operations:
•During the fourth quarter of 2024, Granite achieved average rental rate spreads of 14% over expiring rents representing approximately 1,066,000 square feet of new leases and renewals completed in the quarter;
•During the fourth quarter of 2024, Granite signed a lease for 118,000 square feet at one of its vacant units at a property in Antioch, Illinois that commenced in December 2024 for a lease term of 5.5 years;
•Subsequent to the fourth quarter of 2024, Granite signed a lease for 57,000 square feet at one of its completed development properties in Lebanon, Tennessee, commencing in March 2025 for a lease term of 5.2 years; and
•Today, Granite released its Green Bond use of proceeds report with respect to the allocation of net proceeds of the 3.062% $500.0 million Series 4 Senior Debentures due 2027 (the “2027 Green Bond”), the 2.194% $500.0 million Series 6 Senior Debentures due 2028 (the “2028 Green Bond”) and the 6.074% $400.0 million Series 7 Senior Debentures due 2029 (the “2029 Green Bond”). As at December 31, 2024, Granite has allocated a total of $1,185.5 million of net Green Bond proceeds to Eligible Green Projects, as defined in Granite’s Green Bond Framework, representing 100%, 100% and 48.1% of the net proceeds of the 2027 Green Bond, the 2028 Green Bond and the 2029 Green Bond, respectively. Morningstar Sustainalytics, a globally-recognized provider of ESG research, ratings and data, conducted the limited assurance review of Granite’s Green Bond use of proceeds. The Green Bond use of proceeds report can be found on Granite’s website at https://www.granitereit.com/sustainability.

Financing:
•On November 27, 2024, following the completion of the uncoupling of Granite's stapled unit structure and replacement with a conventional REIT trust unit structure, Granite REIT filed and obtained a receipt for a new base shelf prospectus for equity securities (the “Equity Shelf Prospectus”) relying on the well-known seasoned issuer exemption. Granite REIT has filed the Equity Shelf Prospectus to maintain financial flexibility and to have the ability to offer securities on an accelerated basis pursuant to the filing of prospectus supplements. There is no certainty any securities will be offered or sold under the Equity Shelf Prospectus. The Equity Shelf Prospectus is valid for a 25-month period, during which time Granite REIT may offer and issue, from time to time, units, convertible debentures, subscription receipts, warrants, securities comprised of more than one of units, convertible debentures, subscription receipts and/or warrants offered together as a unit, or any combination thereof. Each offering under the Equity Shelf Prospectus will require the filing of a prospectus supplement that will include the specific terms of the securities being offered at that time;
•During the fourth quarter of 2024, Granite repurchased 23,000 units under the normal course issuer bid ("NCIB") at an average unit cost of $69.08 for total consideration of $1.6 million, excluding commissions and taxes on net repurchases of units;
•Subsequent to December 31, 2024, Granite repurchased 459,100 units under the NCIB at an average unit cost of $68.75 for total consideration of $31.6 million, excluding commissions and taxes on net repurchases of units;
•Subsequent to the fourth quarter of 2024, on January 16, 2025, Moody's withdrew all credit ratings of Granite at Granite's request. The outlook prior to the withdrawal was stable;
•Subsequent to the fourth quarter of 2024, on February 4, 2025, Granite REIT Holdings Limited Partnership ("Granite LP") completed an offering of $300.0 million aggregate principal amount of Series 10 senior unsecured debentures bearing interest at Daily Compounded CORRA plus 0.77% per annum, payable quarterly in arrears, and maturing on December 11, 2026 (the "2026 Debentures"). The 2026 Debentures are guaranteed by Granite and Granite REIT Inc. Morningstar DBRS assigned the credit rating on the 2026 Debentures as BBB(high) with a stable trend. Through an existing cross currency interest rate swap, Granite LP has exchanged the Canadian dollar denominated principal and floating rate interest payments related to the 2026 Debentures for Euro denominated principal and fixed interest payments, resulting in an effective fixed interest rate of 0.27% per annum for the term of the 2026 Debentures; and
•Also on February 4, 2025, Granite LP repaid in full, without penalty, the outstanding $300.0 million aggregate principal amount of its senior unsecured non-revolving term facility, which had a maturity date of December 11, 2026, using the net proceeds from the offering of the 2026 Debentures.

GRANITE’S FINANCIAL, OPERATING AND PROPERTY HIGHLIGHTS

	Three Months Ended December 31,		Years Ended December 31,
(in millions, except as noted)	2024	2023	2024	2023
Revenue	$148.0	$129.8	$569.1	$521.2
Net operating income ("NOI")	$121.2	$110.0	$472.0	$435.2
Net income attributable to unitholders	$83.7	$31.4	$360.6	$136.7
Funds from operations ("FFO")(1)	$92.7	$81.2	$343.9	$317.6
Adjusted funds from operations ("AFFO")(2)	$78.8	$73.2	$307.1	$287.4
Diluted FFO per unit(1)	$1.47	$1.27	$5.44	$4.97
Diluted AFFO per unit(2)	$1.25	$1.15	$4.86	$4.50
Monthly distributions paid per unit	$0.83	$0.80	$3.30	$3.20
AFFO payout ratio(3)	66%	70%	68%	71%

As at December 31,			2024	2023
Fair value of investment properties			$9,397.3	$8,808.1
Cash and cash equivalents			$126.2	$116.1
Total debt(5)			$3,087.8	$2,998.4
Net leverage ratio(6)			32%	33%
Number of income-producing properties			138	137
Gross leasable area (“GLA”), square feet			63.3	62.9
Occupancy, by GLA			94.9%	95.0%
Committed occupancy, by GLA(9)			95.0%	NA
Magna as a percentage of annualized revenue(8)			26%	26%
Magna as a percentage of GLA			19%	19%
Weighted average lease term in years, by GLA			5.7	6.2
Overall capitalization rate(7)			5.3%	5.2%

A more detailed discussion of Granite’s consolidated combined financial results for the three months and years ended December 31, 2024 and 2023 is contained in Granite’s Management’s Discussion and Analysis of Results of Operations and Financial Position ("MD&A") and the audited consolidated combined financial statements for those periods and the notes thereto, which are available through the internet on the Canadian Securities Administrators’ System for Electronic Data Analysis and Retrieval Plus (“SEDAR+”) and can be accessed at www.sedarplus.ca and on the United States Securities and Exchange Commission’s (the “SEC”) Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”), which can be accessed at www.sec.gov.

2025 OUTLOOK

For 2025, Granite forecasts FFO per unit within a range of $5.70 to $5.85, representing an approximate 5% to 8% increase over 2024, and Granite forecasts AFFO per unit to be within a range of $4.80 to $4.95, representing an increase of approximately flat to 2% over 2024. The FFO per unit forecast includes assumptions of some new leasing of vacant space primarily in the second half of 2025. In terms of AFFO-related capital expenditures, Granite is assuming expenditures of approximately $40.0 million which is higher than actual AFFO-related capital expenditures of $25.1 million in 2024. The increase in AFFO-related capital expenditures is related mostly to additional roofing and parking lot work planned for 2025 as well as additional forecasted spend on tenant allowances in support of leasing activity. The high and low ranges are driven by foreign currency exchange rate assumptions where for the high end of the range Granite is assuming foreign exchange rates of the Canadian dollar to Euro of 1.50 and the Canadian dollar to US dollar of 1.45. On the low end of the range, Granite is assuming exchange rates of the Canadian dollar to Euro of 1.45 and the Canadian dollar to US dollar of 1.40. Granite forecasts constant currency same property NOI – cash basis to be within a range of 4.5% to 6.0%, based on a four-quarter average over 2025. Granite’s 2025 forecasts assume no acquisitions and dispositions, and assume no favourable reversals of tax provisions relating to prior years which cannot be determined at this time.

Non-GAAP performance measures are included in Granite’s 2025 forecasts above (see “NON-GAAP PERFORMANCE MEASURES”). See also “FORWARD-LOOKING STATEMENTS”.

CONFERENCE CALL

Granite will hold a conference call and live audio webcast to discuss its financial results. The conference call will be chaired by Kevan Gorrie, President and Chief Executive Officer.

Date:                 Thursday, February 27, 2025 at 11:00 a.m. (ET)

Telephone:     North America (Toll-Free): 1-800-549-8228
International (Toll): 1-289-819-1520

Conference ID/Passcode: 77638

Webcast:             To access the live audio webcast in listen-only mode, please visit
https://events.q4inc.com/attendee/736306720 or
https://granitereit.com/events.

To hear a replay of the webcast, please visit https://granitereit.com/events. The replay will be available for 90 days.

OTHER INFORMATION

Additional property statistics as at December 31, 2024 have been posted to our website at https://granitereit.com/property-statistics-q4-2024. Copies of financial data and other publicly filed documents are available through the internet on SEDAR+, which can be accessed at www.sedarplus.ca and on EDGAR, which can be accessed at www.sec.gov.

Granite has filed its annual report on Form 40-F for the year ended December 31, 2024 with the SEC. The Form 40-F, including the audited consolidated combined financial statements, included therein, is available at http://www.granitereit.com and on EDGAR at http://www.sec.gov. Hard copies of the audited consolidated combined financial statements are available free of charge on request by calling (647) 925 - 7500 or writing to:

Investor Inquiries
77 King Street West, Suite 4010, P.O. Box 159
Toronto-Dominion Centre
Toronto, Ontario
M5K 1H1

Granite is a Canadian-based REIT engaged in the acquisition, development, ownership and management of logistics, warehouse and industrial properties in North America and Europe. Granite owns 143 investment properties representing approximately 63.3 million square feet of leasable area.

For further information, please see our website at www.granitereit.com or contact Teresa Neto, Chief Financial Officer, at (647) 925-7560.

NON-GAAP PERFORMANCE MEASURES, RATIOS AND RECONCILIATIONS

Readers are cautioned that certain terms used in this press release such as FFO, AFFO, FFO payout ratio, AFFO payout ratio, same property NOI - cash basis, constant currency same property NOI - cash basis, total debt and net debt, net leverage ratio, and any related per unit amounts used by management to measure, compare and explain the operating results and financial performance of the Trust do not have standardized meanings prescribed under IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards” or “GAAP”) and, therefore, should not be construed as alternatives to net income, cash provided by operating activities or any other measure calculated in accordance with IFRS Accounting Standards. Additionally, because these terms do not have a standardized meaning prescribed by IFRS Accounting Standards, they may not be comparable to similarly titled measures presented by other publicly traded entities.
(1)FFO is a non-GAAP performance measure that is widely used by the real estate industry in evaluating the operating performance of real estate entities. Granite calculates FFO as net income attributable to unitholders excluding fair value gains (losses) on investment properties and financial instruments, gains (losses) on sale of investment properties including the associated current income tax, foreign exchange gains (losses) on certain monetary items not forming part of a net investment in a foreign operation, deferred income taxes, corporate restructuring costs and certain other items, net of non-controlling interests in such items. The Trust’s determination of FFO follows the definition prescribed by the Real Property Association of Canada (“REALPAC”) guidelines on Funds From Operations & Adjusted Funds From Operations for IFRS Accounting Standards dated January 2022 (“REALPAC Guidelines”) except for the exclusion of corporate restructuring costs. Granite considers FFO to be a meaningful supplemental measure that can be used to determine the Trust’s ability to service debt, fund capital expenditures and provide distributions to unitholders. FFO is reconciled to net income, which is the most directly comparable GAAP measure (see table below). FFO should not be construed as an alternative to net income or cash flow provided by operating activities determined in accordance with IFRS Accounting Standards.
(2)AFFO is a non-GAAP performance measure that is widely used by the real estate industry in evaluating the recurring economic earnings performance of real estate entities after considering certain costs associated with sustaining such earnings. Granite calculates AFFO as net income attributable to unitholders including all adjustments used to calculate FFO and further adjusts for actual maintenance capital expenditures that are required to sustain Granite’s productive capacity, leasing costs such as leasing commissions and tenant allowances incurred and non-cash straight-line rent and tenant incentive amortization, net of non-controlling interests in such items. The Trust's determination of AFFO follows the definition prescribed by the REALPAC Guidelines except for the exclusion of corporate restructuring costs as noted above. Granite considers AFFO to be a meaningful supplemental measure that can be used to determine the Trust’s ability to service debt, fund expansion capital expenditures, fund property development and provide distributions to unitholders after considering costs associated with sustaining operating earnings. AFFO is also reconciled to net income, which is the most directly comparable GAAP measure (see table below). AFFO should not be construed as an alternative to net income or cash flow provided by operating activities determined in accordance with IFRS Accounting Standards.

		Three Months Ended December 31,		Years Ended December 31,
(in millions, except per unit amounts)		2024	2023	2024	2023
Net income attributable to unitholders		$83.7	$31.4	$360.6	$136.7
Add (deduct):
Fair value losses (gains) on investment properties, net		1.5	33.0	(53.0)	172.7
Fair value (gains) losses on financial instruments, net		(12.6)	15.4	(5.2)	17.3
Foreign exchange losses on certain monetary items(1)		16.7	—	16.7	—
Loss on sale of investment properties		—	—	—	1.5
Deferred tax expense (recovery)		3.7	0.9	22.2	(16.2)
Fair value remeasurement of the Executive Deferred Unit Plan		(0.7)	(0.4)	(0.2)	3.1
Fair value remeasurement of the Directors Deferred Unit Plan		(1.5)	0.4	(0.9)	0.8
Corporate restructuring costs(2)		1.7	—	3.5	—
Non-controlling interests relating to the above		0.2	0.5	0.2	1.7
FFO	[A]	$92.7	$81.2	$343.9	$317.6
Add (deduct):
Maintenance or improvement capital expenditures incurred		(4.3)	(0.9)	(14.4)	(7.7)
Leasing costs		(5.4)	(1.0)	(7.5)	(4.1)
Tenant allowances		(1.6)	(4.1)	(3.2)	(6.5)
Tenant incentive amortization		—	1.1	0.1	4.4
Straight-line rent amortization		(2.6)	(3.1)	(11.8)	(16.7)
Non-controlling interests relating to the above		—	—	—	0.4
AFFO	[B]	$78.8	$73.2	$307.1	$287.4
Basic FFO per unit	[A]/[C]	$1.48	$1.28	$5.46	$4.99
Diluted FFO per unit	[A]/[D]	$1.47	$1.27	$5.44	$4.97
Basic AFFO per unit	[B]/[C]	$1.26	$1.15	$4.87	$4.51
Diluted AFFO per unit	[B]/[D]	$1.25	$1.15	$4.86	$4.50
Basic weighted average number of units	[C]	62.7	63.6	63.0	63.7
Diluted weighted average number of units	[D]	63.0	63.8	63.2	63.9
(1)    Effective October 1, 2024, and in accordance with the REALPAC Guidelines, Granite amended its definition of Funds From Operations (FFO) to exclude foreign exchange (gains) losses on certain monetary items not forming part of a net investment in a foreign operation that represent capital transactions impacting profit and loss (refer to “NON-GAAP PERFORMANCE MEASURES”). For the three months ended December 31, 2024, the losses relate to the de-designation of the US$185 million senior unsecured non-revolving term facility and the related forward contract hedging its maturity.
(2)    Effective January 1, 2024, Granite amended its definition of Funds From Operations (FFO) to exclude corporate restructuring costs associated with the uncoupling of the Trust’s stapled unit structure (refer to “NON-GAAP PERFORMANCE MEASURES”). See also “SIGNIFICANT MATTERS - STAPLED UNIT STRUCTURE”. Granite views these restructuring costs as non-recurring, as they are solely related to this specific transaction and do not reflect normal operating activities.

(3)The FFO and AFFO payout ratios are calculated as monthly distributions, which exclude special distributions, declared to unitholders divided by FFO and AFFO (non-GAAP performance measures), respectively, in a period. FFO payout ratio and AFFO payout ratio may exclude revenue or expenses incurred during a period that can be a source of variance between periods. The FFO payout ratio and AFFO payout ratio are supplemental measures widely used by investors in evaluating the sustainability of the Trust’s monthly distributions to unitholders.

		Three Months Ended December 31,		Years Ended December 31,
(in millions, except as noted)		2024	2023	2024	2023
Monthly distributions declared to unitholders	[A]	$52.2	$51.3	$208.2	$204.3
FFO	[B]	92.7	81.2	343.9	317.6
AFFO	[C]	78.8	73.2	307.1	287.4
FFO payout ratio	[A]/[B]	56%	63%	61%	64%
AFFO payout ratio	[A]/[C]	66%	70%	68%	71%

(4)Same property NOI — cash basis refers to the NOI — cash basis (NOI excluding lease termination and close-out fees, and the non-cash impact from straight-line rent and tenant incentive amortization) for those properties owned by Granite throughout the entire current and prior year periods under comparison. Same property NOI — cash basis excludes properties that were acquired, disposed of, classified as development properties or assets held for sale during the periods under comparison. Granite believes that same property NOI — cash basis is a useful supplementary measure in understanding period-over-period organic changes in NOI — cash basis from the same stock of properties owned.

	Sq ft(1)	Three Months Ended December 31,				Sq ft(1)	Years Ended December 31,
	(in millions)	2024	2023	$ change	% change	(in millions)	2024	2023	$ change	% change
Revenue		$148.0	$129.8	18.2			$569.1	$521.2	47.9
Less: Property operating costs		26.8	19.8	7.0			97.1	86.0	11.1
NOI		$121.2	$110.0	11.2	10.2%		$472.0	$435.2	36.8	8.5%
Add (deduct):
Lease termination and close-out fees		—	—	—			(0.5)	—	(0.5)
Straight-line rent amortization		(2.6)	(3.1)	0.5			(11.8)	(16.7)	4.9
Tenant incentive amortization		—	1.1	(1.1)			0.1	4.4	(4.3)
NOI - cash basis	63.3	$118.6	$108.0	10.6	9.8%	63.3	$459.8	$422.9	36.9	8.7%
Less NOI - cash basis for:
Acquisitions	—	—	—	—		1.0	1.1	0.5	0.6
Developments	0.5	(1.5)	—	(1.5)		2.8	(16.3)	(2.0)	(14.3)
Dispositions and assets held for sale	—	—	—	—		—	—	(0.2)	0.2
Same property NOI - cash basis	62.9	$117.1	$108.0	9.1	8.4%	59.8	$444.6	$421.2	23.4	5.6%
Constant currency same property NOI - cash basis(2)	62.9	$117.1	$110.2	6.9	6.3%	59.8	$444.6	$426.8	17.8	4.2%
(1)    The square footage relating to the NOI — cash basis represents GLA of 63.3 million square feet as at December 31, 2024. The square footage relating to the same property NOI — cash basis represents the aforementioned GLA excluding the impact from the acquisitions, dispositions, assets held for sale and developments during the relevant period.
(2)    Constant currency same property NOI - cash basis is calculated by converting the comparative same property NOI - cash basis at current period average foreign exchange rates.
(5)Total debt is calculated as the sum of all current and non-current debt, the net mark to market fair value of derivatives and lease obligations. Net debt subtracts cash and cash equivalents from total debt. Granite believes that it is useful to include the derivatives and lease obligations for the purposes of monitoring the Trust’s debt levels.

(6)The net leverage ratio is calculated as net debt (a non-GAAP performance measure defined above) divided by the fair value of investment properties (excluding assets held for sale). The net leverage ratio is a non-GAAP ratio used in evaluating the Trust’s degree of financial leverage, borrowing capacity and the relative strength of its balance sheet.

As at December 31,		2024	2023
Unsecured debt, net		$3,078.5	$3,066.0
Derivatives, net		(25.1)	(100.8)
Lease obligations		34.4	33.2
Total debt		$3,087.8	$2,998.4
Less: cash and cash equivalents		126.2	116.1
Net debt	[A]	$2,961.6	$2,882.3
Investment properties	[B]	$9,397.3	$8,808.1
Net leverage ratio	[A]/[B]	32%	33%
(7)Overall capitalization rate is calculated as stabilized net operating income (property revenue less property expenses) divided by the fair value of the income-producing property.
(8)Annualized revenue for each period presented is calculated as the contractual base rent for the month subsequent to the quarterly reporting period multiplied by 12 months. Annualized revenue excludes revenue from properties classified as assets held for sale.
(9)Committed occupancy as at February 26, 2025.

FORWARD-LOOKING STATEMENTS

This press release may contain statements that, to the extent they are not recitations of historical fact, constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation, including the United States Securities Act of 1933, as amended, the United States Securities Exchange Act of 1934, as amended, and applicable Canadian securities legislation. Forward-looking statements and forward-looking information may include, among others, statements regarding Granite’s future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, capital structure, cost of capital, tenant base, tax consequences, economic performance or expectations, or the assumptions underlying any of the foregoing. Words such as “outlook”, “may”, “would”, “could”, “should”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “project”, “estimate”, “seek” and similar expressions are used to identify forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information should not be read as guarantees of future events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. There can also be no assurance that Granite’s expectations regarding various matters, including the following, will be realized in a timely manner, with the expected impact or at all: the effectiveness of measures intended to mitigate such impact, and Granite’s ability to deliver cash flow stability and growth and create long-term value for unitholders; Granite’s ability to advance its ESG+R program and related targets and goals; the expansion and diversification of Granite’s real estate portfolio and the reduction in Granite’s exposure to Magna and the special purpose properties; Granite’s ability to accelerate growth and to grow its net asset value, FFO and AFFO per unit, and constant currency same property NOI - cash basis; Granite's ability to execute on its strategic plan and its priorities in 2025; Granite's 2025 outlook for FFO per unit, AFFO per unit and constant currency same property NOI, including the anticipated impact of future foreign currency exchange rates on FFO and AFFO per unit and expectations regarding Granite's business strategy; fluctuations in foreign currency exchange rates and the effect on Granite's revenues, expenses, cash flows, assets and liabilities; Granite's ability to offset interest or realize interest savings relating to its term loans, debentures and cross currency interest rate swaps; Granite’s ability to find and integrate satisfactory acquisition, joint venture and development opportunities and to strategically deploy the proceeds from recently sold properties and financing initiatives; Granite's intended use of available liquidity, its ability to obtain secured funding against its unencumbered assets and its expectations regarding the funding of its ongoing operations and future growth; any future offerings under the Shelf Prospectuses; obtaining site planning approval of a 0.7 million square foot distribution facility on the 34.0 acre site in Brantford, Ontario; obtaining site planning approval for a third phase of development for up to 1.3 million square feet on the 101.5 acre site in Houston, Texas and the potential yield from the project; the development of 12.9 acres of land in West Jefferson, Ohio and the potential yield from that project; the development of a 0.6 million square foot multi-phased business park on the remaining 36.0 acre parcel of land in Brantford, Ontario and the potential yield from that project; the development of a 0.2 million square foot modern distribution/logistics facility on the 10.1 acres of land in Brant County, Ontario and the potential yield of the project; estimates regarding Granite's development properties and expansion projects, including square footage of construction, total construction costs and total costs; Granite’s ability to meet its target occupancy goals; Granite’s ability to secure sustainability or other certifications for any of its properties; Granite’s ability to generate peak solar capacity on its properties; the impact of the refinancing of the term loans on Granite’s returns and cash flow; the amount of any distributions; and the effect of any legal proceedings on Granite. Forward-looking statements and forward-looking information are based on information available at the time and/or management’s good faith assumptions and analyses made in light of Granite’s perception of historical trends, current conditions and expected future developments, as well as other factors Granite believes are appropriate in the circumstances. Forward-looking statements and forward-looking information are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond Granite’s control, that could cause actual events or results to differ materially from such forward-looking statements and forward-looking information. Important factors that could cause such differences include, but are not limited to, the risk of changes to tax or other laws and treaties that may adversely affect Granite’s mutual fund trust status under the Income Tax Act (Canada) or the effective tax rate in other jurisdictions in which Granite operates; the risks related to Russia’s 2022 invasion of Ukraine that may adversely impact Granite’s operations and financial performance; economic, market and competitive conditions and other risks that may adversely affect Granite’s ability to expand and diversify its real estate portfolio; and the risks set forth in the “Risk Factors” section in Granite’s AIF for 2024 dated February 26, 2025, filed on SEDAR+ at www.sedarplus.ca and attached as Exhibit 1 to the Trust’s Annual Report on Form 40-F for the year ended December 31, 2024 filed with the SEC and available online on EDGAR at www.sec.gov, all of which investors are strongly advised to review. The “Risk Factors” section also contains information about the material factors or assumptions underlying such forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information speak only as of the date the statements and information were made and unless otherwise required by applicable securities laws, Granite expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information contained in this press release to reflect subsequent information, events or circumstances or otherwise.